

Mail Stop 3561

July 10, 2007

Dr. Marcus Schenck
Chief Financial Officer
E.ON AG
E.ON-Platz 1, D-40479
Düsseldorf, Germany

      RE: E.ON AG
           Form 20-F for Fiscal Year Ended December 31, 2006
           Filed March 7, 2007
           File No. 001-14688

Dear Dr. Schenck:

      We have reviewed your response dated June 29, 2007 to our comment letter dated June 19, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

Item 18. Financial Statements

Consolidated Statements of Cash Flows, page F-5

1.   We considered your response to comment one in our letter dated June 19, 2007; however, we believe the proceeds from the sale of discontinued operations should be classified as cash provided by (used for) investing activities of discontinued operations. While we understand that the proceeds from the sale of discontinued operations are available for your immediate use in current and/or future operating, investing or financing activities, we expect that the cash flows from operations of the discontinued operation are likewise available and thus do not find this argument persuasive. Moreover, we believe that classification of the disposal proceeds on the statements of cash flows should be consistent with the classification of gains and losses on the sale of discontinued operations in the statements of income. Please revise your financial statements accordingly, or otherwise provide us further justification for your current presentation. If you would propose to revise your presentation in future filings rather than amending

the historical financial statements, please provide us with your complete materiality assessment under SAB Topic 1:M.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief